December 5, 2018

Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Minore:

On September 26, 2018, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, Preferred-Plus Fund and Dividend Performers Fund (each a “Fund” and collectively, the “Funds”) filed post-effective amendment No. 2 to the Trust’s registration statement. The amendment was filed pursuant to rule 485(a)(2) under the Securities Act of 1933 to add two new series to the Trust. On November 14, 2018, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

Preferred-Plus Prospectus:

Fees and Expenses of the Fund

1.

Comment. Please confirm the “Other Expenses”  fee category will include interest and dividends on any securities sold short.

Response. The Registrant so confirms.

Preferred Investment Strategy

2.

Comment. Please confirm whether the Fund intends to count convertible securities as preferred stock when determining compliance with the Fund’s 80% policy.

Response. The Registrant does not intend to count convertible preferred stock towards compliance with its 80% investment policy. The Fund will not count convertible securities that are not preferred.

3.

Comment. Please confirm with respect to the convertible securities that will count towards the Fund’s 80% policy, whether the convertible securities will be in-the-money at the time of purchase.

Response. Please see response to Comment 2. the Fund does not anticipate buying in-the-money convertible preferred securities.

4.

Comment. Please clarify the following paragraph, “The Fund invests at least 80% … securities of other open-end, closed-end or exchange-traded funds that invest primarily in preferred and/or debt securities as described herein” to state whether investments in open-end, closed-end, or exchange-traded funds will count towards the Fund’s 80% policy.

Response. The Registrant confirms that it will consider investments in such other funds as complying for the purposes of the Fund’s 80% investment policy and believes that no further revisions are necessary.

5.

Comment.  Please clarify the following disclosure, “The Fund will also invest at least 25% of its net assets…” to disclose that the Fund will not invest 25% or more in any individual sector.

Response. The Registrant respectfully declines to make the suggested revision and notes that the Fund will invest 25% or more of its assets in the financial sector. The Registrant notes that the Fund will adopt a fundamental policy to that effect.

6.

Comment. Please disclose whether the Fund will invest across all market capitalization companies.

Response. The following disclosure has been added:

The Fund invests in preferred securities of all issuer capitalizations.

Additionally, large cap, small cap and mid-cap risks have been added to the principal investment risks section.

7.

Comment. Please disclose the lowest credit rating that the Fund is willing to invest in to achieve a minimum weighted average of BBB- rating amongst all debt securities.

Response. The following disclosure has been added:

A security must be rated no lower than B- or B3 in order to be purchased by the Fund (or if unrated, of similar quality in the opinion of the Adviser).

S&P 500 Index Options Investment Strategy

8.

Comment. Please disclose that 20% of the Fund’s strategy will be exposed to the Fund’s option strategy.

Response. The following disclosure has been added:

The Fund may invest up to 20% of its net assets in its S&P 500 Index options strategy.

9.

Comment. Please provide a plain English definition for the term  “credit-spread”.

Response. The following disclosure has been added:

A credit spread is an options strategy that involves the purchase of one option and a sale of another option in the same class and expiration but with a different strike price. Such a strategy results in a net credit for entering the option position, and wants the spreads to narrow or expire for profit.

10.

Comment. Please provide a definition for the term “out-of-the-money” after its first use.

Response. The following disclosure has been added:

An out-of-the-money put option is one whose strike price is lower than the market price of the underlying reference asset of the option.

12.

Comment. Please clarify the following disclosure “In some cases, the Fund posts margin directly to a broker and in some cases the Fund posts margin to its custodian under an escrow or tri-party collateral arrangement” to state whether the Fund pays the broker’s custodian or the Fund’s custodian.

Response. The disclosure in question has been deleted.

13.

Comment. Please disclose the criteria the Board will use in determining whether to post margins directly to a broker.

Response. The disclosure in question has been deleted. The pertinent section has been revised as follows:

When the Fund enters into derivatives transactions, it is typically required to post collateral, or “initial margin,” to secure its payment or delivery obligations. When the Fund posts margin directly to a broker, the Fund is subject to the credit risk and fraud risk of that broker with respect to that posted margin. As a result, at any time the Fund may have substantial credit exposure to one or more brokers.

14.

Comment. Please reconcile the statement “There is generally no limit on the amount of margin that the Fund may post directly to a single broker or to all brokers, and the Fund typically posts a significant portion of its assets in this manner” with the Fund maintaining its 80% policy and meeting potential redemption requests.

Response. Please see response to Comment 13.

15.

Comment. Please consider adding a separate risk factor to address the paragraph that begins with “When the Fund enters into derivatives transactions… .”

Response. The Registrant respectfully declines to make the suggested revision.

16.

Comment. Please confirm that when the Fund acts as the seller of an option the Fund will segregate liquid assets equal to the full amount of the notional obligation.

Response. The Registrant so confirms.

Principal Investment Risks

17.

Comment. Please consider revising the Preferred Security Risk to disclose the maturity date of the investment and if no maturity date, the investment is perpetual.

Response.  The following disclosure has been added:

Preferred securities that do not have a maturity date are considered to be perpetual investments.

18.

Comment. If the Fund invests in Emerging Markets, then please add the necessary principal risk disclosure.

Response. The Fund will not invest in emerging markets as a principal investment strategy.

19.

Comment. Please consider revising the Management Risk to disclose that the adviser has no experience with this type of investment strategy.

Response. The following disclosure has been added:

The Adviser does not have any experience in implementing the Fund’s strategy for a mutual fund.

Dividend Performers Prospectus:

Dividend Investment Strategy

20.

Comment. Please confirm the “Other Expenses” fee category will include interest and dividends on any securities sold short.

Response. The Registrant so confirms.

21.

Comment. Please revise the following sentence “The Fund’s investment strategy is twofold: (1) investing in dividend paying U.S. equity securities with a non-leveraged credit spread on the S&P 500 Index; both of which are described in detail below.”

Response. The disclosure has been revised as follows:

The Fund’s investment strategy is twofold: (1) investing in dividend paying U.S. equity securities; and (2) credit spread options on the S&P 500 Index; both of which are described in detail below.

22.

Comment. Please provide a plain English definition for the term “non-leverage credit spread”.

Response.   The term “non-leverage credit spread” has been deleted.

23.

Comment. In order to comply with the requirements of Investment Company Act Rule 35d-1, please disclose that the Fund will have policies to invest at least 80% of net assets plus borrowings in dividend paying securities.

Response. The Registrant does not believe that Rule 35d-1 requires the Fund to have a policy to invest at least 80% of its net assets in dividend-paying stocks. The Registrant believes that the term “dividend” is analogous to the term “income” and refers more appropriately to the Fund’s primary investment objective of providing income, rather than suggesting a type of investment.

24.

Comment. Please disclose whether the Fund has any limitations on investing in Foreign and Emerging Market securities, including if the Fund has no limitations.

Response. The Fund will not invest in foreign and emerging market securities as principal investment strategies.

25.

Comment. Please disclose how the Fund defines “American based companies” and please reconcile the statement “The selection of dividend-paying stocks is based on the universe of American based companies …” with the Fund’s intention of investing in Foreign and Emerging Markets.

Response. The disclosure has been revised as follows (also see response to Comment 24):

The selection of dividend-paying stocks is based on the universe of companies based in the U.S. with a history of increasing dividends for 10 consecutive years (Dividend Achievers).

26.

Comment. Please disclose whether the Fund will invest in any specific sectors.

Response. The Fund does not intend to emphasize any particular sector.

S&P 500 Index Options Investment Strategy

27.

Comment. Please disclose that 20% of the Fund’s strategy will be exposed to the Fund’s option strategy.

Response. The following disclosure has been added:

The Fund may invest up to 20% of its net assets in its S&P 500 Index options strategy.

28.

Comment. Please provide a plain English definition for the term “credit-spread”.

Response.  The following disclosure has been added:

A credit spread is an options strategy that involves the purchase of one option and a sale of another option in the same class and expiration but with a different strike price. Such a strategy results in a net credit for entering the option position, and wants the spreads to narrow or expire for profit.

29.

Comment. Please provide a definition for the term “out-of-the-money” after its first use.

Response. The following disclosure has been added:

An out-of-the-money put option is one whose strike price is lower than the market price of the underlying reference asset of the option.

30.

Comment. Please clarify the following disclosure “In some cases, the Fund posts margin directly to a broker and in some cases the Fund posts margin to its custodian under an escrow or tri-party collateral arrangement” to state whether the Fund pays the broker’s custodian or the Fund’s custodian.

Response. The disclosure in question has been deleted.

31.

Comment. Please disclose the criteria the Board will use in determining whether to post margins directly to a broker.

Response. The disclosure in question has been deleted. The pertinent section has been revised as follows:

When the Fund enters into derivatives transactions, it is typically required to post collateral, or “initial margin,” to secure its payment or delivery obligations. When the Fund posts margin directly to a broker, the Fund is subject to the credit risk and fraud risk of that broker with respect to that posted margin. As a result, at any time the Fund may have substantial credit exposure to one or more brokers.

32.

Comment. Please reconcile the statement “There is generally no limit on the amount of margin that the Fund may post directly to a single broker or to all brokers, and the Fund typically posts a significant portion of its assets in this manner” with the Fund maintaining its 80% policy and meeting potential redemption requests.

Response. Please see response to Comment 31.

33.

Comment. Please consider adding a separate risk factor to address the paragraph that begins with “When the Fund enters into derivatives transactions… .”

Response. The Registrant respectfully declines to make the suggested revision.

34.

Comment. Please confirm that when the Fund acts as the seller of an option the Fund will segregate liquid assets equal to the full amount of the notional obligation.

Response. The Registrant so confirms.

35.

Comment. Please clarify how the statement, “the Fund may be considered to have created investment leverage; leverage increases the volatility of the Fund and may result in losses greater than if the Fund had not been leveraged”  is consistent with the Fund’s non-leverage credit spread policy.

Response. The prior reference to non-leveraged credit spreads has been deleted. Accordingly, the Registrant believes no additional revisions to this disclosure are necessary.

If you have any questions or additional comments, please call Brian Doyle-Wenger at (614) 469-3294 or the undersigned at (614) 469-3353.

Sincerely,

Andrew Davalla